Exhibit 2.8

RESIGNATION LETTER

To the Board of Directors of Nassda Corporation:

Pursuant to Section 1.1(b) of the Agreement to Settle Litigation (“Settlement Agreement”), dated as of November 30, 2004, among  Synopsys, Inc., a Delaware corporation (“Parent”), and the Specified Individuals (as defined therein, including myself), and in order to induce Parent to consummate the transactions contemplated by the Settlement Agreement and the Merger Agreement (as defined in the Settlement Agreement), and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged), effective immediately prior to the merger contemplated by the Merger Agreement, I hereby tender my resignation as an employee, officer and director of Nassda Corporation, and my resignation as an employee, officer and director of each of the other Acquired Corporations (as defined in the Merger Agreement) in which I may hold any such status.

I hereby represent, warrant, acknowledge and agree that, under the circumstances of my resignation and the termination of my employment with Nassda Corporation, I am neither eligible for, nor shall I become entitled to, any severance benefits, salary continuation, pay in lieu of notice, benefit continuation (except COBRA continuation coverage at my own expense), or any other compensation or benefit, whether by contract, policy or past practice, or pursuant to an ERISA plan, from Nassda Corporation, Parent or any Acquired Corporation, except as expressly set forth in the Settlement Agreement, the Merger Agreement or written agreements ancillary thereto.

This Resignation Letter shall be deemed to have been withdrawn, and shall be of no force or effect, in the event the Merger Agreement is validly terminated prior to the consummation of the merger contemplated thereby.

Sincerely,

[Name]

Date: November 30, 2004